OMAC BEVERAGE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents	$	34,717
Prepaid expenses and other assets		5,297
Total Assets		40,014
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable		1,950
Due to affiliate		7,397
Total Liabilities		9,347
MEMBERS' EQUITY		30,667
Total Liabilities and Members' Equity	$	40,014

See accompanying notes.